Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1:                                                  REPORTING ISSUER

Biovail Corporation

7150 Mississauga Road

Mississauga Ontario L5N 8M5

ITEM 2:                                                  DATE OF MATERIAL CHANGE

June 28, 2007

ITEM 3:                                                  NEWS RELEASE

The news release attached hereto as Exhibit “A” was issued by Biovail Corporation on June 28, 2007.  The press release was distributed in Canada and the United States through Business Wire and was filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via SEDAR.  The release will be filed as part of the Company’s Form 6-K via EDGAR with the United States Securities and Exchange Commission and the New York Stock Exchange.  A copy of the press release was posted to the Company’s website at www.biovail.com.

ITEM 4:                                                  SUMMARY OF MATERIAL CHANGES

Biovail announced that Dr. Douglas Squires, Chief Executive Officer, has been appointed the interim Chairman of the Board of Directors, replacing Eugene Melnyk, who is retiring from the position. Mr. Melnyk has agreed to serve as a consultant to Biovail and continue to act as a director of two subsidiaries of Biovail.

The Company also announced that, effective June 30, 2007, William Wells, a member of the Board of Directors, has been appointed as Chair of the Compensation, Nominating and Corporate Governance Committee and Lead Director.

ITEM 5:                                                  FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that, effective June 30, 2007, Dr. Douglas Squires, Chief Executive Officer of the Company, has been appointed interim Chairman of the Board of Directors. Dr. Squires replaces Chairman and Company founder, Eugene Melnyk, who announced his intention to, and will retire from, Biovail effective June 30, 2007. Mr. Melnyk has agreed to serve as a consultant to Biovail and continue to act as a director of two subsidiaries of Biovail, for five months to assist the Company during this transition period.

The Company also announced that, effective June 30, 2007, William Wells, a member of the Board of Directors, has been appointed as Chair of the Compensation, Nomination and Corporate Governance Committee and Lead Director.

ITEM 6:                                                  RELIANCE ON CONFIDENTIALITY SECTION NI-51-102

Not applicable.

ITEM 7:                                                  OMITTED INFORMATION

Not applicable.

ITEM 8:                                                  SENIOR OFFICER - FOR FURTHER INFORMATION CONTACT:

For further information, contact Nelson Isabel at 905-286-3250.

DATED July 5, 2007.

EXHIBIT ‘A’

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL BOARD OF DIRECTORS APPOINTS DR. DOUGLAS SQUIRES
 INTERIM CHAIRMAN

TORONTO, Canada, June 28, 2007 – Biovail Corporation (NYSE, TSX: BVF) announced today that the Company’s Board of Directors has appointed Biovail Chief Executive Officer (CEO) and Board member Dr. Douglas Squires interim Chairman of the Board. At the same time, Board member William Wells was appointed as Chair of the Compensation, Nominating and Corporate Governance Committee and Lead Director. The appointments are effective June 30, 2007. The Board has expanded its search for additional independent directors.

Dr. Squires replaces outgoing Chairman and Company founder, Eugene Melnyk, who announced his intention to retire from Biovail effective June 30, 2007. Mr. Melnyk has agreed to serve as a consultant to Biovail and continue to act as a director of two subsidiaries of Biovail, for five months to assist the Company during this transition period.

“Eugene’s singular accomplishment is that he created a major specialty pharmaceutical company from scratch,” said Dr. Squires. “He took significant personal risk to fulfill this vision and it is an achievement of which we are all very proud. On behalf of the Board, the executive team and Biovail employees, we wish Eugene the very best.”

Michael Van Every, Chair of the Board’s Audit Committee, commented that the appointments of Dr. Squires as interim Chairman and Mr. Wells as Lead Director were appropriate choices.

“With more than 30 years pharmaceutical industry experience and an integral knowledge of Biovail and its strategic direction, Dr. Squires was best suited to fill the Chairman role at this time,” Mr. Van Every said. “In addition, appointing Mr. Wells to the Lead Director position is another example of our continued emphasis on strong corporate governance.  The Board has the utmost confidence in Dr. Squires and Mr. Wells to serve Biovail during this interim period, and going forward.”

Before joining Biovail, Dr. Squires spent six years at MDS Inc., including his last three as President and Chief Executive Officer of MDS Pharma Services, the company’s contract research organization that provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior portfolios in Canada, the United States and the Pacific Rim. A native of Ontario, he received his B.Sc. from the University of Toronto and his Ph.D. in biophysics from the University of London, Institute of Cancer Research.

Mr. Wells joined Biovail’s Board of Directors in 2005. He is currently the Chief Financial Officer (CFO) of Loblaw Companies Limited, Canada’s largest food distributor and a provider of general merchandise products, drugstore and financial products and services. Previously at the U.S.-headquartered Bunge Limited, Mr. Wells served as CFO and a director or officer at a number of other Bunge subsidiaries and joint ventures.  Earlier, Mr. Wells spent 10 years in senior management at McDonald’s Corporation. Mr. Wells received his M.B.A. in international business from the University of South Carolina and his B.A. in philosophy/english from the University of Western Ontario.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.